SUB-ITEM 77(H)
CHANGES IN CONTROL OF REGISTRANT

In the month of November, 2015, Charles Schwab & Co Inc acquired control due to ownership of greater than 25% of Exceed Defined Shield Index Fund's (the "Fund") outstanding shares. Charles Schwab & Co Inc owned 26.3% of the Fund and thus controlled the Fund as of that date.

In the month of January, 2016, TD Ameritrade Inc acquired control due to ownership of greater than 25% of Exceed Defined Shield Index Fund's (the "Fund") outstanding shares. TD Ameritrade Inc owned 36.0% of the Fund and thus controlled the Fund as of that date.